Exhibit 99.1

Ferrari N.V.: periodic report on the buyback program

Maranello (Italy), 23 March 2020 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the third tranche of the common share buyback program announced on 14 November 2019 (“Third Tranche”), additional common shares - reported in aggregate form, on a daily basis - on the Italian Stock Exchange (MTA) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)
16/03/2020	MTA	11,847	117.3684	1,390,463.06
Total	—	11,847	117.3684	1,390,463.06

Since the announcement of the Third Tranche of the buyback program dated 14 November 2019 till 20 March 2020, the total invested consideration has been:

•	Euro 123,433,836.36 for No. 852,091 common shares purchased on the MTA

•	USD 29,985,333.60 (Euro 27,308,366.63*) for No. 185,717 common shares purchased on the NYSE.

Under the the Company’s equity incentive plans, on 16 March 2020 the Company assigned, inter alia, to certain employees of Ferrari Group No. 366,199 common shares held in treasury. On 17 March 2020, as already announced by the Company in the press release of 19 March 2020, Ferrari purchased No. 82,149 common shares from a group of those employees in order to cover the individual's taxable income as is standard practice (Sell to Cover) in an over-the-counter transaction executed at the price of Euro 122 per share equal to the Reference Price of MTA-Borsa Italiana of the previous day.

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

As of 20 March 2020, the Company held in treasury No. 9,151,365 common shares equal to 3.56% of the total issued share capital including the common shares and the special voting shares.

To date, since 1 January 2019, the Company has purchased a total of 3,702,941 own common shares on MTA and NYSE for a total consideration of Euro 500,342,692.87.

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

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